SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30895; File No. 812-14182]

The Ohio National Life Insurance Company, et al.; Notice of Application

January 28, 2014

Agency:  Securities and Exchange Commission (the "Commission").

Action:  Notice of an application for an order under section 12(d)(1)(J) of the Investment

Company Act of 1940 (the "Act"), for an exemption from sections 12(d)(1)(A) and (B) of the

Act, under sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of the Act, and

under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act.

Summary of the Application:  Applicants request an order that would (a) permit certain series of

registered open-end management investment companies to acquire shares of other registered

open-end management investment companies and unit investment trusts ("UITs") that are within

or outside the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the

Act, as the acquiring company and (b) permit certain series of registered open-end management

investment companies relying on rule 12d1-2 under the Act to invest in certain financial

instruments.

Applicants:  The Ohio National Life Insurance Company ("ONLIC"), Ohio National Life

Assurance Corporation ("ONLAC"), National Security Life and Annuity Company ("National

Security," and collectively with ONLIC and ONLAC, the "Insurance Companies") (including

any insurance company controlling, controlled by or under common control with the Insurance

Companies), Ohio National Investments, Inc. (the "Adviser"), and Ohio National Fund, Inc. (the

"Fund") (collectively, "Applicants").

Filing Dates:  The application was filed on July 23, 2013 and amended on December 13, 2013.

<u>Hearing or Notification of Hearing</u>:  An order granting the application will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail.  Hearing requests should be received by the Commission by 5:30 p.m. on February 24, 2014, and should be accompanied by proof of service on Applicants in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>:  The Commission:  Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants:  Kimberly A. Plante, Esq., Ohio National Fund, Inc., One Financial Way, Montgomery, OH 45242.

<u>For Further Information Contact</u>:  Kay-Mario Vobis, Senior Counsel, at (202) 551-6728, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

<u>Supplementary Information</u>:  The following is a summary of the application.  The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the "Company" name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.      The Fund is a Maryland corporation registered under the Act as an open-end management investment company and is comprised of multiple portfolios, each of which has its

own investment objective, policies and restrictions.[1]  Shares of the Portfolios are not offered

directly to the public.  Shares of the Portfolios are offered through separate accounts that are

registered as UITs under the Act ("Registered Separate Accounts") or accounts that are exempt

from registration under the Act ("Unregistered Separate Accounts," and together with the

Registered Separate Accounts, "Separate Accounts") of the Insurance Companies and serve as

the underlying funding vehicles for the variable life insurance contracts and variable annuity

contracts (the "Contracts") issued by the Insurance Companies.  Shares of the Portfolios may

also be offered to certain of the general accounts of the Insurance Companies or to other

Portfolios.

     2.     The Adviser is an Ohio corporation registered as an investment adviser under the

Investment Advisers Act of 1940, as amended (the "Advisers Act") and serves as investment

adviser to the Fund and each Portfolio.  The Adviser is a wholly-owned subsidiary of Ohio

National Life.

     3.     ONLIC is organized as a stock life insurance company under the laws of Ohio and

is a wholly-owned subsidiary of Ohio National Financial Services, Inc.  ONLAC is organized as

a stock life insurance company under the laws of Ohio and is a wholly-owned stock subsidiary of

ONLIC.  National Security is incorporated under the laws of the State of New York and is also a

wholly-owned stock subsidiary of ONLIC.

     4.     Applicants request relief to permit:  (a) certain Portfolios (each, a "Fund of

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[1]     Applicants request that the order extend to any existing or future portfolio of the Fund and any existing or future registered open-end management investment company or portfolio thereof that currently or subsequently is part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Fund and is, or will be, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the existing portfolios of the Fund, the "Portfolios").  All entities that currently intend to rely on the requested order are named as Applicants and any other entity that relies on the order in the future will comply with the terms and conditions of the application.

Funds," and collectively, the "Funds of Funds") to acquire shares of registered open-end management investment companies and UITs that are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds of Funds (the "Unaffiliated Investment Companies" and "Unaffiliated Trusts," respectively, and together, the "Unaffiliated Funds");[2] (b) the Unaffiliated Investment Companies, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act", and any such broker or dealer, a "Broker"), to sell shares of the Unaffiliated Investment Companies to the Funds of Funds in excess of the limitations in section 12(d)(1)(B) of the Act; (c) the Funds of Funds to acquire shares of certain other Portfolios in the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds of Funds (the "Affiliated Funds," and together with the Unaffiliated Funds, the "Underlying Funds");[3] and (d) the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds in excess of the limitations in section 12(d)(1)(B) of the Act. Applicants also request an order under sections 6(c) and 17(b) of the Act exempting the transactions described in (a) through (d) above from section 17(a) of the Act to the extent necessary to permit an Underlying Fund that is an affiliated person of a Fund of Funds to sell its shares to, and redeem its shares from, the Fund of Funds.

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[2]     Certain of the Unaffiliated Funds may have received exemptive relief or are otherwise permitted to list and trade their shares on a national securities exchange at negotiated prices ("ETFs").

[3]     Certain of the Underlying Funds currently pursue, or may in the future pursue, their investment objectives through a master-feeder arrangement in reliance on section 12(d)(1)(E) of the Act. In accordance with condition 12, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of the application and its conditions.

5.　　　　Applicants also request an exemption to the extent necessary to permit a Fund of

Funds that invests in Underlying Funds in reliance on section 12(d)(1)(G) of the Act (a "Section

12(d)(1)(G) Fund of Funds"), and that is eligible to invest in securities (as defined in section

2(a)(36) of the Act) in reliance on rule 12d1-2 under the Act, to also invest, to the extent

consistent with its investment objective, policies, strategies and limitations, in financial

instruments that may not be securities within the meaning of section 2(a)(36) of the Act ("Other

Investments").

Applicants' Legal Analysis:

A.　　　　Investments in Underlying Funds – Section 12(d)(1)

1.　　　　Section 12(d)(1)(A) of the Act prohibits a registered investment company (an

"acquiring company") from acquiring shares of another investment company (an "acquired

company") if the securities represent more than 3% of the total outstanding voting stock of the

acquired company, more than 5% of the total assets of the acquiring company, or, together with

the securities of any other investment companies, more than 10% of the total assets of the

acquiring company.  Section 12(d)(1)(B) of the Act prohibits a registered open-end investment

company, its principal underwriter and any Broker from selling the shares of the investment

company to another investment company if the sale will cause the acquiring company to own

more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of

the acquired company's voting stock to be owned by investment companies generally.

2.　　　　Section 12(d)(1)(J) of the Act provides that the Commission may exempt any

person, security, or transaction, or any class or classes of persons, securities or transactions, from

any provision of section 12(d)(1) of the Act if the exemption is consistent with the public interest

and the protection of investors.  Applicants seek an exemption under section 12(d)(1)(J) of the

Act from the limitations of sections 12(d)(1)(A) and (B) of the Act to the extent necessary to permit the Funds of Funds to acquire shares of the Underlying Funds in excess of the limits set forth in section 12(d)(1)(A) of the Act and to permit the Unaffiliated Investment Companies and Affiliated Funds, their principal underwriters and any Broker to sell shares of the Unaffiliated Investment Companies and Affiliated Funds to the Funds of Funds in excess of the limits set forth in section 12(d)(1)(B) of the Act.

3.      Applicants state that the proposed arrangement will not give rise to the policy concerns underlying sections 12(d)(1)(A) and (B) of the Act, which include concerns about undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds, excessive layering of fees, and overly complex fund structures.  Accordingly, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

4.      Applicants state that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds.  Applicants note that the concerns about undue influence do not arise in connection with a Fund of Funds' investment in the Affiliated Funds, since the Affiliated Funds are part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds of Funds. To limit the control that a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants submit that condition 1 prohibits the Group[4] and the Sub-Adviser Group[5] from

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[4]      The Adviser and any person controlling, controlled by or under common control with the Adviser, any investment company and any issuer that would be an investment company but for section 3(c)(1) or section 3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser are, collectively, the "Group."

[5]      Any investment adviser within the meaning of section 2(a)(20)(B) of the Act to a Fund of Funds (each, a "Sub-Adviser"), any person controlling, controlled by or under common control with a Sub-Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by a Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser are, collectively, the "Sub-Adviser Group."

controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act.

5.     Applicants further state that condition 2 precludes a Fund of Funds, the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of those entities (each, a "Fund of Funds Affiliate") from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or the Unaffiliated Fund's investment adviser(s), sponsor, promoter, principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an "Unaffiliated Fund Affiliate").

6.     Condition 5 precludes a Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) from causing an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate (an "Affiliated Underwriting").[6]

7.     As an additional assurance that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the requested order, prior to an investment in the shares of the Unaffiliated Investment Company in excess of the limit in section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement (the "Participation Agreement") stating, without limitation, that their

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[6]     An "Underwriting Affiliate" is an officer, director, member of an advisory board, Adviser, Sub-Adviser, or employee of the Fund of Funds, or a person of which any such officer, director, Adviser, Sub-Adviser, member of an advisory board, or employee is an affiliated person. However, any person whose relationship to the Unaffiliated Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate.

respective boards of directors or trustees (for any entity, the "Board") and their investment advisers understand the terms and conditions of the order and agree to fulfill their respective responsibilities under the order.  Applicants note that an Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.[7]

8.      Applicants do not believe that the proposed arrangement will result in excessive layering of fees.  With respect to investment advisory fees, Applicants state that, in connection with the approval of any investment advisory contract under section 15 of the Act, the Board of each Fund of Funds, including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act (for any Board, the "Disinterested Trustees"), will find that the advisory or management fees charged to a Fund of Funds under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund's advisory contract(s).  Applicants further state that the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.

9.      Applicants state that, with respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying

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[7]      An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

Fund level.  Other sales charges and service fees, as defined in Rule 2830 of the NASD Conduct Rules ("NASD Conduct Rule 2830"),[8] if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both.  With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Fund of Funds will not exceed the limits applicable to funds of funds as set forth in NASD Conduct Rule 2830.

10.     Applicants represent that each Fund of Funds will represent in the Participation Agreement that no Insurance Company sponsoring a Registered Separate Account funding Contracts will be permitted to invest in the Fund of Funds unless the Insurance Company has certified to the Fund of Funds that the aggregate of all fees and charges associated with each Contract that invests in the Fund of Funds, including fees and charges at the Separate Account, Fund of Funds, and Underlying Fund levels, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Insurance Company.

11.     Applicants state that the proposed arrangement will not create an overly complex fund structure.  Applicants note that an Underlying Fund will be prohibited from acquiring securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund:  (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act);

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[8]     Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

B.    Investments in Underlying Funds – Section 17(a)

1.    Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

2.    Applicants state that the Funds of Funds and the Affiliated Funds may be deemed to be under common control and therefore affiliated persons of one another. Applicants also state that the Funds of Funds and the Underlying Funds may be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Underlying Fund's outstanding voting securities. In light of these and other possible affiliations, section 17(a) of the Act could prevent an Underlying Fund from selling shares to, and redeeming shares from, a Fund of Funds.[9]

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[9]    Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Funds of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

3.       Section 17(b) of the Act authorizes the Commission to grant an order permitting a

transaction otherwise prohibited by section 17(a) of the Act if it finds that (a) the terms of the

proposed transaction are fair and reasonable and do not involve overreaching on the part of any

person concerned; (b) the proposed transaction is consistent with the policies of each registered

investment company involved; and (c) the proposed transaction is consistent with the general

purposes of the Act.  Section 6(c) of the Act permits the Commission to exempt any person or

transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act.

4.       Applicants submit that the proposed transactions satisfy the standards for relief

under sections 17(b) and 6(c) of the Act, as the terms are fair and reasonable and do not involve

overreaching.  Applicants state that the terms upon which an Underlying Fund will sell its shares

to or purchase its shares from a Fund of Funds will be based on the net asset value of each

Underlying Fund.[10]  Applicants also state that the proposed transactions will be consistent with

the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the

Act.

C.       Other Investments by Section 12(d)(1)(G) Funds of Funds

1.       Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to

securities of an acquired company purchased by an acquiring company if:  (i) the acquiring

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[10]       To the extent purchases and sales of shares of an ETF occur in the secondary market (and not through
principal transactions directly between a Fund of Funds and an ETF), relief from section 17(a) of the Act would not
be necessary.  The requested relief is intended to cover, however, transactions directly between ETFs and a Fund of
Funds.  Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to,
transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a
Fund of Funds because the investment adviser to the ETF or an entity controlling, controlled by or under common
control with the investment adviser to the ETF is an investment adviser to the Fund of Funds.

company and acquired company are part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act; (ii) the acquiring company holds only securities of acquired companies that are part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered UITs in reliance on section 12(d)(1)(F) or (G) of the Act.

2.    Rule 12d1-2 under the Act permits a registered open-end investment company or a registered UIT that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper:  (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act.  For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

3.    Applicants state that the proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that the Section 12(d)(1)(G) Funds of Funds may invest a portion of their assets in Other Investments.  Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Section 12(d)(1)(G) Funds of

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Funds to invest in Other Investments.  Applicants assert that permitting the Section 12(d)(1)(G)

Funds of Funds to invest in Other Investments as described in the application would not raise any

of the concerns that the requirements of section 12(d)(1) of the Act were designed to address.

4.        Consistent with its fiduciary obligations under the Act, each Section 12(d)(1)(G)

Fund of Funds' Board will review the advisory fees charged by the Section 12(d)(1)(G) Fund of

Funds' investment adviser(s) to ensure that the fees are based on services provided that are in

addition to, rather than duplicative of, services provided pursuant to the advisory agreement of

any investment company in which the Section 12(d)(1)(G) Fund of Funds may invest.

Applicants' Conditions:

Applicants agree that the order granting the requested relief shall be subject to the

following conditions:

**Investments in Underlying Funds by Funds of Funds**

1.        The members of the Group will not control (individually or in the aggregate) an

Unaffiliated Fund within the meaning of section 2(a)(9) of the Act.  The members of a Sub-

Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the

meaning of section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting

securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate,

becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund,

then the Group or the Sub-Adviser Group (except for any member of the Group or the Sub-

Adviser Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the

same proportion as the vote of all other holders of the Unaffiliated Fund's shares.  A Registered

Separate Account will seek voting instructions from its Contract owners and will vote its shares

of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which

instructions were received. An Unregistered Separate Account will either: (i) vote its shares of

the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated

Fund's shares; or (ii) seek voting instructions from its Contract owners and vote its shares in

accordance with the instructions received and vote those shares for which no instructions were

received in the same proportion as the shares for which instructions were received. This

condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which

the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-

Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in

the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated

Trust).

2.      No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential

investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services

or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated

Fund or an Unaffiliated Fund Affiliate.

3.      The Board of each Fund of Funds, including a majority of the Disinterested

Trustees, will adopt procedures reasonably designed to assure that the Adviser and any Sub-

Adviser are conducting the investment program of the Fund of Funds without taking into account

any consideration received by the Fund of Funds or a Fund of Funds Affiliate from an

Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or

transactions.

4.      Once an investment by a Fund of Funds in the securities of an Unaffiliated

Investment Company exceeds the limit of section 12(d)(l)(A)(i) of the Act, the Board of the

Unaffiliated Investment Company, including a majority of the Disinterested Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.      No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.      The Board of an Unaffiliated Investment Company, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of section 12(d)(l)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other

things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.      Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(l)(A)(i) of the Act, setting forth (a) the party from whom the securities were acquired, (b) the identity of the underwriting syndicate's members, (c) the terms of the purchase, and (d) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.      Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit of section 12(d)(l)(A)(i) of the Act, the Fund of Funds and the Unaffiliated

Investment Company will execute a Participation Agreement stating, without limitation, that their respective Boards and investment advisers understand the terms and conditions of the order and agree to fulfill their respective responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in section 12(d)(l)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.      Before approving any advisory contract under section 15 of the Act, the Board of each Fund of Funds, including a majority of the Disinterested Trustees, shall find that the advisory fees charged to the Fund of Funds under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.      The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory

fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or an affiliated person of the Sub-Adviser by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11. With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

12. No Underlying Fund will acquire securities of any other investment company or company relying on section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(l)(A) of the Act, except to the extent that such Underlying Fund (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the

purpose of evading section 12(d)(l) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

**Other Investments by Section 12(d)(1)(G) Funds of Funds**

13.     The Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Section 12(d)(1)(G) Fund of Funds from investing in Other Investments as described in the application.


For the Commission, by the Division of Investment Management, pursuant to delegated authority.


Kevin M. O'Neill

Deputy Secretary